Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158

June 15, 2023

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303
Attention: Ms. Alison White, Esq.
Re:     Global X Funds
File No. 333-151713, 811-22209

Dear Ms. White:
On behalf of Global X Funds (the “Registrant” or the “Trust”) and its series, the Global X India Active ETF (the “India Fund”) and the Global X Brazil Active ETF (the “Brazil Fund” and together with the India Fund, the “Funds”), included in Post-Effective Amendment No. 719 and Post-Effective Amendment No. 720, respectively, (each, an “Amendment” and together, the “Amendments”) to the Registrant’s registration statement on Form N-1A (the “Registration Statement”), below you will find the Registrant’s responses to the comments that you had conveyed to the undersigned on May 12, 2023 with regard to the Amendments. The Amendments were filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 4, 2023, pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have summarized your comments, in italics, and presented the Registrant’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement. Unless otherwise indicated, the comments below apply to both Funds.
PROSPECTUS
FEES AND EXPENSES

1. Comment: Please provide the Staff with a completed copy of the fee table and expense example prior to the effectiveness of the post-effective amendment to each Fund’s Registration Statement. If the management fee is a unified fee, please state so in a footnote to the fee table and revise the table

U.S. Securities and Exchange Commission
Attention: Ms. Alison White, Esq.
June 15, 2023

accordingly to remove the line items related to Distribution and Service (12b-1) Fees and Other Expenses.

Response: The Registrant has completed each Fund’s fee table and expense example, which are included below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fees:	0.75%
Distribution and Service (12b-1) Fees:	None
Other Expenses:[1]	0.00%
Total Annual Fund Operating Expenses:	0.75%

1 Other Expenses are based on estimated amounts for the current fiscal year.

Example: The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account customary brokerage commissions that you pay when purchasing or selling Shares of the Fund in the secondary market. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

One Year	Three Years
$77	$240

In addition, the Registrant notes that Item 3 of Form N-1A does not require that the Fund disclose in its fee table that the management fee is a unified fee. Second, the Registrant notes that while most expenses (investment advisory, supervisory, and administrative services) are included in the Fund’s all-in fee structure, there are other expenses outside of such structure that could be reflected as a separate line item in the fee table. Related to this, the Registrant points out that the Fund has adopted a Distribution and Services Plan pursuant to Rule 12b-1, and while no Rule 12b-1 fees are currently contemplated to be paid by the Fund, it would be misleading to investors to omit that line item. Furthermore, the Registrant is not aware of any SEC authority for mandating the elimination of line item in the fee table. The Registrant also notes that these line items are included in the fee tables for the Trust’s other series, and the Registrant desires to preserve consistent disclosure across the series. Additionally, the Registrant has surveyed other ETF complexes’ disclosure and does not believe that it is industry practice to include the recommended footnote; therefore, the Registrant believes that the inclusion of such a footnote could be misleading to investors and would not serve investors’ ability to compare the Fund with other, similar funds. The Registrant therefore respectfully declines to revise its fee table as requested.

PRINCIPAL INVESTMENT STRATEGIES

U.S. Securities and Exchange Commission
Attention: Ms. Alison White, Esq.
June 15, 2023

2. Comment: With respect to the first sentence in the section of each Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please clarify what is meant by the reference that the Brazil Fund/India Fund will invest in “issuers in Brazil/India”.

Response: The Registrant has updated the sections of each Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” as follows:

Brazil Fund:

The Fund is an actively managed exchange traded fund (“ETF”) advised by Global X Management Company LLC (the “Adviser”) that seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its net assets, plus any borrowings for investment purposes, measured at the time of purchase, in equity securities: (i) of issuers domiciled in Brazil; and/or (ii) that are tied economically to Brazil, provided that, in either case, the issuers of any such securities are deemed by the Adviser to have a current or future leading position in terms of market share and/or market capitalization within their respective country, region, industry, products produced or services offered, as applicable. Equity securities in which the Fund is expected to invest primarily consist of common stock, but can also include ~~and related securities, such as~~ preferred stock, ~~and~~depositary receipts and convertible securities.

Brazil offers significant potential due to the country’s large domestic market, sophisticated financial system, resource-rich economy, and strategic geographical location. Currently, the country boasts a deep and diversified equity market, a robust capital market system, and a strong consumer culture. In determining whether an issuer is, or is likely to be, in a current or future leading position in terms of market share and/or market capitalization within its respective country, region, industry, products produced or services offered, the Adviser considers, among other things: (i) issuers with a sustainable long-term business model or strategy that the Adviser considers to be a competitive advantage; (ii) issuers with businesses that the Adviser expects to benefit from long-term economic trends~~;~~ such as favorable demographics and/or a growing middle class; and (iii) issuers with management practices and philosophies that the Adviser considers beneficial to shareholder value. For example, a company with the largest market share within a respective industry or subsector that also is supported by long-term economic trends such as increased consumption would likely meet the criteria for potential investment. These are companies that the Adviser believes are poised to benefit from the socio-economic changes occurring in Brazil and may have the potential to achieve high levels of growth over the medium- to long-term.

India Fund:

The Fund is an actively managed exchange traded fund (“ETF”) advised by Global X Management Company LLC (the “Adviser”) that seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its net assets, plus any borrowings for investment purposes, measured at the time of purchase, in equity securities: (i) of issuers domiciled in India; and/or (ii) that are tied economically to India~~,~~ provided that, in either case, the issuers of any such securities are deemed by the Adviser to have a current or future leading position in terms of market share and/or market capitalization within their respective country, region, industry, products produced or services offered, as applicable. Equity securities in which the Fund is expected to invest primarily consist of common stock, but can also include ~~and related securities, such as~~ preferred stock, ~~and~~depositary receipts and convertible securities.

U.S. Securities and Exchange Commission
Attention: Ms. Alison White, Esq.
June 15, 2023

Currently, India offers significant potential due to its rapidly growing economy, fueled by a young and educated workforce, along with a vast consumer market driven by a rising middle class. Additionally, India’s ongoing reforms and government initiatives aimed at improving the ease of doing business, coupled with its robust infrastructure plans, further enhance its appeal for investment. In determining whether an issuer is, or is likely to be, in a current or future leading position in terms of market share and/or market capitalization within its respective country, region, industry, products produced or services offered, the Adviser considers, among other things: (i) issuers with a sustainable long-term business model or strategy that the Adviser considers to be a competitive advantage; (ii) issuers with businesses that the Adviser expects to benefit from long-term economic trends~~;~~ such as favorable demographics and/or a growing middle class; and (iii) issuers with management practices and philosophies that the Adviser considers beneficial to shareholder value. For example, a company with the largest market share within a respective industry or subsector that also is supported by long-term economic trends such as increased consumption would likely meet the criteria for potential investment. These are companies that the Adviser believes are poised to benefit from the socio-economic changes occurring in India and may have the potential to achieve high levels of growth over the medium- to long-term.

3. Comment: With respect to the first sentence in second paragraph of the section of each Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please clarify what is meant by the reference that the Brazil Fund/India Fund will invest in  issuers with businesses that the Adviser expects to benefit from long-term economic trends.

Response: Please see the Registrant’s response to Comment #2 above.

4. Comment: With respect to the first paragraph in the section of each Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, the Staff notes that the disclosure states that “[e]quity securities consist of common stock and related securities, such as preferred stock and depositary receipts.” Please remove the phrase “related securities” and indicate exactly what types of securities the Fund will invest in as part of its principal investment strategy. In addition, if the Fund will invest in preferred stock as part of its principal investment strategy, please include the accompanying risk disclosure.

Response: Please see the Registrant’s response to Comment #2 above. In addition, the Registrant has added the following risk factor to the section of each Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS”:

Preferred Stock Investment Risk: Preferred stock may be subordinated to bonds or other debt instruments in an issuer’s capital structure, meaning that an issuer’s preferred stock generally pays dividends only after the issuer makes required payments to holders of its bonds and other debt. Additionally, in certain situations, an issuer may call or redeem its preferred stock or convert it to common stock. Preferred stock may be less liquid than many other types of securities, such as common stock, and generally provides no voting rights with respect to the issuer. Preferred stock is subject to many of the risks associated with debt securities, including interest rate risk. As interest rates rise, the value of the preferred stocks held by the Fund are likely to decline.

5. Comment: With respect to the second paragraph in the section of each Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please consider including an example of the considerations used to determine whether an issuer is, or is likely to be, in a current or future leading

U.S. Securities and Exchange Commission
Attention: Ms. Alison White, Esq.
June 15, 2023

position in terms of market share and/or market capitalization within its respective country, region, industry, products produced or services offered, that are enumerated in subsections (i), (ii) and (iii).

Response: Please see the Registrant’s response to Comment #2 above.

6. Comment: With respect to the third paragraph in the section of each Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, the disclosure states that the Adviser uses a bottom-up approach to portfolio construction. Please revise the disclosure to more clearly explain the Adviser’s bottom up approach; including the data, analyses and techniques that the Adviser uses. In this regard, it is unclear how “metrics like trading volume and market capitalization” help inform a view as to a sustainable long-term business model or strategy considered to be a competitive advantage, for example.

Response: The Registrant has updated the sections of each Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” as follows:

Brazil Fund:

The Adviser utilizes an active and bottom-up approach to portfolio construction. The initial investment universe is derived primarily from quantitative analysis, using metrics ~~like~~including, but not limited to, trading volume, market capitalization, returns, and balance sheet ratios. Active trading volume and higher market ~~capitalization.~~capitalization may reflect greater liquidity and a higher capacity for investment. High returns and strong balance sheet ratios can reflect a company's stability, growth potential, and ability to withstand market fluctuations. After the initial investment universe has been screened, fundamental and qualitative analysis are applied for purposes of sector allocations and stock selection, all within a risk management framework. This risk management framework includes, but is not limited to, guidelines for individual position size limits, ~~and~~sector weight limits relative to a broad-based ~~benchmark,~~benchmark such as the MSCI Brazil Index, and a target number of holdings. As a result, the Fund’s portfolio reflects what the Adviser believes are the most compelling investment opportunities within the eligible universe and subject to the parameters of the risk management framework.

India Fund:

The Adviser utilizes an active and bottom-up approach to portfolio construction. The initial investment universe is derived primarily from quantitative analysis, using metrics ~~like~~including, but not limited to, trading volume, market capitalization, returns, and balance sheet ratios. Active trading volume and higher market ~~capitalization.~~capitalization may reflect greater liquidity and a higher capacity for investment. High returns and strong balance sheet ratios can reflect a company's stability, growth potential, and ability to withstand market fluctuations. The Adviser also utilizes research from its affiliate Mirae Asset Investment Managers (India) Private Limited as an additional input in the portfolio construction process. After the initial investment universe has been screened, fundamental and qualitative analysis are applied for purposes of sector allocations and stock selection, all within a risk management framework. This risk management framework includes, but is not limited to, guidelines for individual position size limits, ~~and~~sector weight limits relative to a broad-based ~~benchmark,~~benchmark such as the MSCI India Index, and a target number of holdings. As a result, the Fund’s portfolio reflects what the Adviser believes are the most compelling investment opportunities within the eligible universe and subject to the parameters of the risk management framework.

U.S. Securities and Exchange Commission
Attention: Ms. Alison White, Esq.
June 15, 2023

7. Comment: With respect to the section of each Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, if known, please disclose the individual position size limits and sector weight limits.

Response: The Registrant notes that the individual position size limits and sector weight limits are guidelines, not fixed rules. Please see the Registrant’s response to Comment #6 above.

8. Comment: With respect to the section of each Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please disclose the name of the broad-based benchmark referenced in the disclosure.

Response: Please see the Registrant’s response to Comment #6 above.

9. Comment: With respect to the section of each Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, if known, please disclose the target number or range of holdings.

Response: The Registrant notes that the target number of holdings may change over time, as this target can be influenced by a number of factors, including, but not limited to, growth/decline in the market(s) in which each Fund invests, changes in the composition of the reference benchmarks, etc.

10. Comment: With respect to the section of each Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, the disclosure notes that the Adviser considers a Brazilian/Indian company to include any company that is generally recognized to be a Brazilian/Indian company by the international financial community. Please disclose how the Adviser makes this determination.

Response: The Registrant has updated the sections of each Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES” as follows and has removed this reference:

Brazil Fund:

The Adviser considers a Brazilian company to ~~include~~be any company that is: (i) ~~generally recognized to be a Brazilian company by the international financial community; or (ii)~~ included in the MSCI Brazil Index; or (ii) economically tied to Brazil. The Adviser determines that an investment is ~~tied~~economically tied to Brazil if such investment satisfies one or more of the following conditions: (i) the issuer’s primary trading market is in Brazil; (ii) the issuer is organized under the laws of, derives at least 50% of its revenue from, or has at least 50% of its assets in, Brazil; and/or (iii) the investment is included in an index representative of Brazil~~; and/or (iv) the investment is exposed to the economic risks and returns of Brazil~~.

India Fund:

The Adviser considers an Indian company to ~~include~~be any company that is: (i) ~~generally recognized to be an Indian company by the international financial community; or (ii)~~ included in the MSCI India Index; or (ii) economically tied to India. The Adviser determines that an investment is ~~tied~~ economically tied to India if such investment satisfies one or more of the following conditions: (i) the issuer’s primary trading market is in India; (ii) the issuer is organized under the laws of, derives at least 50% of its revenue from, or has at least 50% of its assets in, India; and/or (iii) the investment is included in an index representative of India~~; and/or (iv) the investment is exposed to the economic risks and returns of India~~.

U.S. Securities and Exchange Commission
Attention: Ms. Alison White, Esq.
June 15, 2023

11. Comment: With respect to the section of each Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, the disclosure in subsection (iv) on page 2 notes that the Adviser considers a Brazilian/Indian company to include any company where the investment is exposed to the economic risks and returns of Brazil/India. Please clarify what this means and what metrics the Adviser reviews to determine this exposure.

Response: Please see the Registrant’s response to Comment #10 above.

12. Comment: With respect to the section of each Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, the disclosure notes that the Adviser considers a Brazilian/Indian company to include any company that meets the parameters listed in subsections (i) through (iv). Please change the word “include” to “be” in order to more precisely define what is an “Indian/Brazilian” company for purposes of each Fund’s principal investment strategy.

Response: Please see the Registrant’s response to Comment #10 above.

13. Comment: With respect to the section of each Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please revise the disclosure to briefly state the investment thesis/case for focusing on Brazil/India, as applicable.

Response: Please see the Registrant’s response to Comment #2 above.

SUMMARY OF PRINCIPAL RISKS

14. Comment: With respect to the section of each Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS – Cash Transaction Risk”, the Staff notes that the risk factor is included for the India Fund but not for the Brazil Fund. Please supplementally explain why this risk factor is not applicable for the Brazil Fund.

Response: The Registrant has updated the section of the Brazil Fund’s Prospectus to include the following risk factor in the section titled “SUMMARY OF PRINCIPAL RISKS”:

Cash Transaction Risk: Unlike most exchange-traded funds ("ETFs"), the Fund intends to effect a significant portion of creations and redemptions for cash, rather than in-kind securities. As a result, an investment in the Fund may be less tax-efficient than an investment in a more conventional ETF. Moreover, cash transactions may have to be carried out over several days if the securities market is relatively illiquid and may involve considerable brokerage fees and taxes. These factors may result in wider spreads between the bid and the offered prices of the Fund’s Shares than for more conventional ETFs.

15. Comment: With respect to the section of the India Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS – Geographic Risk – Risk of Investing in India”, with any eye toward enhanced risk disclosure please address the key economic and social factors that make investing in India risky. In addition, please provide more detailed information on the limits on foreign ownership noted in the disclosure in either the item 4 or item 9 disclosures.

U.S. Securities and Exchange Commission
Attention: Ms. Alison White, Esq.
June 15, 2023

Response: The Registrant has updated the section of the India Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS - Geographic Risk – Risk of Investing in India” as follows:

Risk of Investing in India: India is an emerging market country and exhibits significantly greater market volatility from time to time in comparison to more developed markets. Political and legal uncertainty, greater government control over the economy, currency fluctuations or blockage, and the risk of nationalization or expropriation of assets may result in higher potential for losses.

Moreover, governmental actions can have a significant effect on the economic conditions in India, which could adversely affect the value and liquidity of the Fund’s investments. The securities markets in India are comparatively underdeveloped, and stockbrokers and other intermediaries may not perform as well as their counterparts in the United States and other more developed securities markets. The limited liquidity of the Indian securities markets may also affect the Fund’s ability to acquire or dispose of securities at the price and time that it desires. The government’s efforts to combat the shadow economy and counterfeit cash have previously resulted in disruptions to the economy, notably with the demonetization of certain denominations of the Indian Rupee in 2016, which brought about cash shortages and damaged foreign investor trust.

Global factors and foreign actions may inhibit the flow of foreign capital on which India is dependent to sustain its growth. India’s strained relations with neighboring countries like Pakistan and China could result in geopolitical risk that has an adverse impact on the Indian economy and stock market. In addition, the Reserve Bank of India (“RBI”) has imposed limits on foreign ownership of Indian securities, which may ~~decrease the liquidity of the Fund’s portfolio and result in extreme volatility in the prices of Indian securities~~ limit the amount the Fund can invest in certain types of companies. Foreign ownership limits generally apply to investment in certain sectors which the RBI has determined that local ownership is strategically important, such as banking and insurance, but may be applied to other types of companies by the RBI from time to time. These factors, coupled with the lack of extensive accounting, auditing and financial reporting standards and practices, as compared to the U.S., may increase the Fund’s risk of loss. In addition, a significant portion of India’s non-agricultural employment remains concentrated in the informal labor market, which may lower visibility into India’s economy and the activities of Indian companies.

Further, certain Indian regulatory approvals, including approvals from the Securities and Exchange Board of India (“SEBI”), the RBI, the central government and the tax authorities (to the extent that tax benefits need to be utilized), may be required before the Fund can make investments in the securities of Indian companies. Capital gains from Indian securities may be subject to local taxation.

16. Comment: With respect to the section of the India Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS – Geographic Risk – Risk of Investing in India”, the disclosure notes that there may be foreign ownership limits imposed by the RBI. Please supplementally explain to Staff the nature and extent of these restrictions and how they may impact fund operations including in areas such as liquidity, valuation, custody and the effectiveness of the arbitrage mechanism.

Response: The Registrant notes that India, like many emerging markets, applies foreign ownership limits to different security types, including publicly traded equity securities in which the India Fund may invest. With regard to publicly traded equity securities, India has historically applied aggregate foreign ownership limits to companies that operate within specific sectors. Generally speaking, the Registrant

U.S. Securities and Exchange Commission
Attention: Ms. Alison White, Esq.
June 15, 2023

understands these to be sectors which the RBI is seeking to maintain a minimum proportion of domestic ownership for strategic, competitive or other reasons. For example, the current foreign ownership limit on companies operating as infrastructure companies in the securities markets (e.g. stock exchanges and clearing corporations) is 49%.

The Registrant does not believe that the current foreign ownership limits will have any impact on fund operations in areas such as liquidity, valuation, custody or the effectiveness of the arbitrage mechanism.

17. Comment: With respect to the section of the India Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS – Geographic Risk – Risk of Investing in India”, the disclosure notes that certain Indian regulatory approvals may be required before the India Fund can make investments in the securities of Indian companies. Please discuss in correspondence what requirements exist and whether the India Fund has satisfied these. In addition, please supplementally explain how this may limit the India Fund’s investable universe.

Response: The Registrant notes that the India Fund’s custodian must establish a local account in India in order to facilitate local investment, and that a local Indian tax agent must be onboarded in order to ensure compliance with local tax regulations.

With regard to potential regulatory approvals that may be required for certain investments, the Registrant notes that some foreign ownership limits in India have two tiers, which are often referred to as an “automatic route” and a “government route”. The automatic route refers to the aggregate percentage amount that foreign investors are permitted to invest prior to requiring approval from the Indian government, while the government route refers to the additional amount that foreign investors are permitted to invest subsequent to receiving additional approval from the Indian government. For example, in the banking sector (excluding public banks), foreign investors may invest up to 49% with the automatic route and up to 74% with the government route. The India Fund does not currently need to satisfy these requirements and the Registrant does not expect the India Fund to need to satisfy these requirements in the future.

The Registrant notes that the above requirements and considerations are the same as those experienced by passively managed funds which track the MSCI India Index or similar benchmarks. As a result, the Fund does not expect these requirements to limit the India Fund’s investable universe.

18. Comment: With respect to the section of the Brazil Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS – Geographic Risk – Risk of Investing in Brazil”, the second to last paragraph notes that investments may be subject to certain restrictions on foreign investments and that the Brazilian government may impose temporary restrictions on the remittance to foreign investors of the proceeds of their investment in Brazil and on the conversion of Brazilian currency into foreign currency. Please provide more detailed information about these restrictions. Please explain to the Staff how many times these temporary restrictions have been imposed and for how long. In addition, please explain how the Brazil Fund’s liquidity risk management program is going to address these potential issues.

Response: The Registrant notes that historically the Brazilian government had imposed strict capital controls on investors’ ability to repatriate Brazilian currency into foreign currency. However, such controls have not been in place for several decades, and in December 2022, Brazil adopted a new foreign exchange law to provide clarity with respect to the repatriation of capital by foreign investors.

U.S. Securities and Exchange Commission
Attention: Ms. Alison White, Esq.
June 15, 2023

The Registrant has revised the risk factor titled “SUMMARY OF PRINCIPAL RISKS - Geographic Risk – Risk of Investing in Brazil” as follows in response to the change in Brazilian regulation:

Investments in Brazilian securities may be subject to certain restrictions on foreign investment. Although Brazilian law has recently provided greater certainty with respect to the free exchange of currency, ~~Brazilian law provides that whenever a serious imbalance in Brazil’s balance of payments exists or is anticipated, the Brazilian government may impose temporary restrictions on the remittance to foreign investors of the proceeds of their investment in Brazil and on the conversion of Brazilian currency into foreign currency. The likelihood of such restrictions may be affected by the extent of Brazil’s foreign currency reserves, the size of Brazil’s debt service burden relative to the economy as a whole, and political constraints to which Brazil may be subject. There can be no assurance that the Brazilian government will not impose~~ any restrictions or restrictive exchange control policies in the future~~, which.~~ could have the effect of preventing or restricting access to foreign currency.

19. Comment: With respect to the section of each Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS - Reliance on Trading Partners Risk”, the second sentence refers to the Chinese economy. Please consider whether this should refer to the Brazilian/Indian economy, as applicable and if so, please revise accordingly.

Response: The Registrant has updated the sections of each Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS - Reliance on Trading Partners Risk” as follows:

Brazil Fund:

Reliance on Trading Partners Risk: The Fund invests in an economy which is heavily dependent upon trading with key partners. Any reduction in this trading, including as a result of adverse economic conditions in a trading partner’s economy, may cause an adverse impact on the ~~Chinese~~ Brazilian economy in which the Fund invests. Through its portfolio companies' trading partners, the Fund is specifically exposed to Latin American Economic Risk, Asian Economic Risk, European Economic Risk, and ~~U.S.~~ North American Economic Risk.

India Fund:

Reliance on Trading Partners Risk: The Fund invests in an economy which is heavily dependent upon trading with key partners. Any reduction in this trading, including as a result of adverse economic conditions in a trading partner’s economy, may cause an adverse impact on the ~~Chinese~~ Indian economy in which the Fund invests. Through its portfolio companies' trading partners, the Fund is specifically exposed to Asian Economic Risk, European Economic Risk, Middle Eastern Economic Risk and ~~U.S.~~ North American Economic Risk.

A FURTHER DISCUSSION OF PRINCIPAL RISKS

20. Comment: With respect to the section of each Fund’s Prospectus titled “A FURTHER DISCUSSION OF PRINCIPAL RISKS – Foreign Securities Risk”, the disclosure notes that “[t]he Fund’s assets may be invested within the equity markets of countries outside of the United States.” In light of the Funds’

U.S. Securities and Exchange Commission
Attention: Ms. Alison White, Esq.
June 15, 2023

investment strategies, please revise to note that each Fund’s assets will be invested within the equity markets of countries outside of the United States.

Response: The Registrant has updated the sections of each Fund’s Prospectus titled “A FURTHER DISCUSSION OF PRINCIPAL RISKS – Foreign Securities Risk” as follows:

Brazil Fund:

The Fund’s assets ~~may be~~ will be primarily invested within the equity markets of countries outside of the United States. These markets are subject to special risks associated with foreign investment, including, but not limited to: lower levels of liquidity and market efficiency; greater securities price volatility; exchange rate fluctuations and exchange controls; less availability of public information about issuers; limitations on foreign ownership of securities; imposition of withholding or other taxes; imposition of restrictions on the expatriation of the assets of the Fund; restrictions placed on U.S. investors by U.S. regulations governing foreign investments; higher transaction and custody costs and delays in settlement procedures; difficulties in enforcing contractual obligations; lower levels of regulation of the securities market; weaker accounting, disclosure and reporting requirements; and legal principles relating to corporate governance and directors’ fiduciary duties and liabilities. Shareholder rights under the laws of some foreign countries may not be as favorable as U.S. laws. Thus, a shareholder may have more difficulty in asserting its rights or enforcing a judgment against a foreign company than a shareholder of a comparable U.S. company. Investment of more than 25% of the Fund’s total assets in securities located in one country or region will subject the Fund to increased country or region risk with respect to that country or region. Where all or a portion of the Fund's underlying securities trade in a market that is closed when the market in which the Fund's shares are listed and trading is open, there may be differences between the last quote from the security’s closed foreign market and the value of the security during the Fund’s domestic trading day. This in turn could lead to differences between the market price of the Fund’s shares and the underlying value of those shares.

India Fund:

The Fund’s assets ~~may be~~ will be primarily invested within the equity markets of countries outside of the United States. These markets are subject to special risks associated with foreign investment, including, but not limited to: lower levels of liquidity and market efficiency; greater securities price volatility; exchange rate fluctuations and exchange controls; less availability of public information about issuers; limitations on foreign ownership of securities; imposition of withholding or other taxes; imposition of restrictions on the expatriation of the assets of the Fund; restrictions placed on U.S. investors by U.S. regulations governing foreign investments; higher transaction and custody costs and delays in settlement procedures; difficulties in enforcing contractual obligations; lower levels of regulation of the securities market; weaker accounting, disclosure and reporting requirements; and legal principles relating to corporate governance and directors’ fiduciary duties and liabilities. Shareholder rights under the laws of some foreign countries may not be as favorable as U.S. laws. Thus, a shareholder may have more difficulty in asserting its rights or enforcing a judgment against a foreign company than a shareholder of a comparable U.S. company. Investment of more than 25% of the Fund’s total assets in securities located in one country or region will subject the Fund to increased country or region risk with respect to that country or region. Where all or a portion of the Fund's underlying securities trade in a market that is closed when the market in which the Fund's shares are listed and trading is open, there may be differences between the last quote from the security’s closed foreign market and the value of the security during the Fund’s

U.S. Securities and Exchange Commission
Attention: Ms. Alison White, Esq.
June 15, 2023

domestic trading day. This in turn could lead to differences between the market price of the Fund’s shares and the underlying value of those shares.

STATEMENT OF ADDITIONAL INFORMATION

21. Comment: With respect to the section of the Brazil Fund’s SAI titled “ADDITIONAL INVESTMENT INFORMATION - INVESTMENT OBJECTIVE, STRATEGIES AND RISKS – NON-DIVERSIFICATION RISK.”, the disclosure includes a paragraph not included in the corresponding disclosure for the India Fund. Please explain to the Staff why that disclosure is not applicable to the India Fund or revise accordingly.

Response: The Registrant has revised the section of the India Fund’s SAI titled “ADDITIONAL INVESTMENT INFORMATION - INVESTMENT OBJECTIVE, STRATEGIES AND RISKS – NON-DIVERSIFICATION RISK.” to add the following paragraph:

The Fund intends to maintain the required level of diversification and otherwise conduct its operations so as to qualify as a "regulated investment company" for purposes of the Internal Revenue Code of 1986, as amended (the "Code"), and to relieve the Fund of any liability for federal income tax to the extent that its earnings are distributed to shareholders. Compliance with the diversification requirements of the Code may limit the investment flexibility of the Fund and may make it less likely that the Fund will meet its investment objective.

22. Comment: With respect to the section of each Fund’s SAI titled “ADDITIONAL INVESTMENT INFORMATION - INVESTMENT OBJECTIVE, STRATEGIES AND RISKS – FOREIGN INVESTMENTS – EMERGING MARKETS.”, the disclosure notes the risk of investing in China. If the Funds will invest in Chinese companies through VIE structures, please add specific VIE risk disclosures to each Fund’s Registration Statement.

Response: The Registrant has revised the section of each Fund’s SAI titled “ADDITIONAL INVESTMENT INFORMATION - INVESTMENT OBJECTIVE, STRATEGIES AND RISKS – FOREIGN INVESTMENTS – EMERGING MARKETS.” to remove the disclosure related to investments in China A-Shares.

Please do not hesitate to contact me at (646) 716-3239 if you have any questions or wish to discuss any of the responses presented above.

                        Respectfully submitted,
                        /s/ Susan D. Lively
                        Susan D. Lively, Esq.